News Release

Alexco Closes C$25.7 Million Equity Financing

February 11, 2010 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that it has closed the C$25.7 million equity financing previously announced on January 20, 2010 under which Alexco sold 7,350,000 common shares of the Company (the “Common Shares”) at a price of C$3.50 per Common Share for gross proceeds of C$25,725,000 (the "Offering"). The Offering was co-lead by Canaccord Financial Ltd. and Cormark Securities Inc. (the "Underwriters"). The Underwriters received a cash fee equal to 7% of the gross proceeds of the Offering.

The Underwriters have also been granted an over-allotment option to purchase up to that number of additional Common Shares equal to 15% of the Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

The Company intends to use the net proceeds of the Offering for the continued development of the Bellekeno mine, including construction backstop finance to mitigate capital cost overrun risk and for the mine's initial working capital finance, and to further explore and develop the Company’s other properties located in the Keno Hill silver district in Canada’s Yukon Territory.

A short form prospectus relating to the securities has been filed with Canadian securities authorities, and a registration statement containing, in part, the short form prospectus has been filed with the United States Securities and Exchange Commission and has become effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A copy of the short form prospectus relating to the Common Shares as filed in Canada and as filed in the registration statement in the United States may be obtained upon request by contacting: Canaccord Financial Ltd., 3000 – 161 Bay Street, Toronto, ON, Canada, M5J 2S1 (tel: 416-869-7368), or Cormark Securities Inc., 2800 – 200 Bay Street, Toronto, ON, Canada, M5J 2J2 (tel: 416-362-7485).

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to the intended use of proceeds from the offering, the over-allotment option, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4 Canada